Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 7, 2014 relating to our audit of the consolidated balance sheets of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for the years then ended and for the cumulative period ended December 31, 2013, which report is included in TG Therapeutics, Inc.’s 2013 Annual Report on Form 10-K We also consent to the reference to our Firm under the caption “Experts”.

/s/ CohnReznick LLP

Roseland, New Jersey
December 29, 2014